June 16, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Energy & Exploration Partners, Inc.
Registration Statement on Form S-1
File No. 333-183808

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Energy & Exploration Partners, Inc. (the “Company”) hereby applies to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-183808), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2012.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

P.O. Box 471428 Ft. Worth, TX 76147-1376

Phone 817.789.6712 • Fax 817.533.9840 • www.enexp.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2014

If you have any questions or require any further information, please contact Charles H. Still, Jr. of Bracewell & Giuliani LLP at 713-221-3309.

Sincerely,

By:	/s/ Tom D. McNutt
Tom D. McNutt
Executive Vice President, General Counsel and Corporate Secretary

cc:	Charles H. Still, Jr., Bracewell & Giuliani LLP